December 22, 2008

Leopard Acquisition Corp.

2500 N. Moose-Wilson Road

Wilson, WY 83014

307-734-2426

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Leopard Acquisition Corp.
Withdrawal of Registration Statement on Form S-1
File Number: 333-149925

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Leopard Acquisition Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-149925), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 27, 2008.

The Registrant is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the securities under the Registration Statement.  The Registrant hereby confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein.  Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Jeffrey L. Berenson, Leopard Acquisition Corp., 2500 N. Moose-Wilson Road, Wilson, WY 83014, facsimile number (307) 734-2719, with a copy to Alan I. Annex, Greenberg Traurig LLP, 200 Park Avenue, New York, New York 10166, facsimile number (212) 801-6400.

If you have any questions with respect to this matter, please contact Alan I. Annex of Greenberg Traurig LLP at (212) 801-9323.

LEOPARD ACQUISITION CORP.

By:	/s/ Jeffrey L. Berenson
Name:	Jeffrey L. Berenson
Title:	Chief Executive Officer and President